SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 13E-3

RULE 13e—3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

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FragranceNet.com, Inc.

(Name of the Issuer)

FragranceNet.com, Inc.

Dennis M. Apfel

Jason S. Apfel

Eric J. Apfel

(Names of Persons Filing statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

351684 10 5

(CUSIP Number of Class of Securities)

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Dennis M. Apfel Chief Executive Officer FragranceNet.com, Inc. 909 Motor Parkway Hauppauge, NY 11788 (631) 582-5204	Copy to: Andrew J. Beck, Esq. Torys LLP 237 Park Avenue New York, NY 10017-3142 (212) 880-6000

___________________________________

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee
$97,000	$11.42
*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 100,000 shares of Common Stock for $0.97 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

☐ Check the box if any part of the fee is offset as provided by Rule 0—11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by FragranceNet.com, Inc., a Delaware corporation (“FragranceNet” or the “Company”), the issuer of the class of equity securities which is the subject of a Rule 13e-3 transaction, Dennis M. Apfel, Jason S. Apfel and Eric J. Apfel (Dennis M. Apfel, Jason S. Apfel and Eric J. Apfel collectively , the “Apfels”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company has submitted to its stockholders a proposal to approve and adopt a proposal for:

(a)	a one-for-five hundred reverse stock split of the Company’s Common Stock; and
(b)

a cash payment per share of $.97 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed reverse stock split.

Items (a) and (b) above constitute one proposal and are referred to in this Schedule 13E-3 as the “Transaction”. The Transaction is upon the terms and subject to the conditions set forth in the Company’s definitive proxy statement for the Company’s special meeting of stockholders held to consider the Transaction. The Transaction required an amendment to the Company’s Certificate of Incorporation, as amended.

The Company filed a definitive proxy statement in connection with the Transaction with the Securities and Exchange Commission on July 11, 2005 (including all annexes thereto, the “Proxy Statement”). The information in the Proxy Statement is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

The purpose of this Amendment is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

Item 15. Additional information

Other Material Information.

On August 1, 2005, the Company held a special meeting of its stockholders to consider the Transaction (the “Meeting”). On August 3, 2005, the Company filed a Certificate of Amendment of its Certificate of Incorporation with the Secretary of State of the State of Delaware to give effect to the Transaction, after having received the requisite vote of the Company’s stockholders at the Meeting. The Transaction became effective at 5:00 P.M. on August 4, 2005 (the “Effective Date”).

At 5:01 P.M. on the Effective Date, the board of directors of the Corporation approved a five hundred-for-one forward stock split (by way of stock dividend) of the Company’s Common Stock

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on August 3, 2005.

FRAGRANCENET.COM, INC.

By:	/s/ Dennis M. Apfel
Name:	Dennis M. Apfel
Title:	Chief Executive Officer

/s/ Dennis M. Apfel
Dennis M. Apfel

/s/ Jason S. Apfel
Jason S. Apfel

/s/ Eric J. Apfel
Eric J. Apfel